AB
3/16

15049641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2015
WASH., DC
201

SEC FILE NUMBER
8- 66211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALTER GREENBLATT & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 NASSAU STREET
(No. and Street)

PRINCETON	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN NEWMAN FLYNN VOLLARO CPA'S PC
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA, SUITE 2220	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/17/15

OATH OR AFFIRMATION

I, Ezra Z. Angist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walter Greenblatt & Associates LLC, as of March 6, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Nancy A. Mason
Notary Public, State of New York
Qualified in Saratoga County
Reg No 01MA6277842
My Commission Expires 3/18/17

[signature]
Signature

Chief Compliance Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Independent Auditors Report

To the Member of
Walter Greenblatt & Associates, LLC
Princeton, NJ

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC, as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Walter Greenblatt & Associates, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Report on Supplementary Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Walter Greenblatt & Associates, LLC's financial statement. The supplemental information is the responsibility of Walter Greenblatt & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information, presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17C.F.R. § 240.17A-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lehman Newman Flynn Vollaro
February 16, 2015

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash	$140,439
Accounts receivable	25,111
Prepaid expenses	1,313
Total current assets	166,863

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and payroll liabilities	$ 67,637
Members' equity	99,226
Total liabilities and members' equity	$166,863

The accompanying notes and accountants' audit report
are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

Revenue	$ 256,906
Operating expenses:	
Outside services	72,786
Officers salary	33,510
Employee salaries	133,792
Pension expense	36,000
Professional fees	14,817
Travel expenses	21,733
Payroll taxes	12,660
Office supplies and expense and other	12,560
Telephone expense	10,972
Dues and subscriptions	8,818
Meals and Entertainment	8,060
Payroll processing	2,986
Total operating expenses	368,694
Net loss	(111,788)
Members' equity – January 1, 2014	211,014
Members' equity – December 31, 2014	$ 99,226

The accompanying notes and accountants' audit report
are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (111,788)
Adjustments to reconcile net income to net cash used by operating activities:	
Accounts receivable	772
Prepaid expenses	2,838
Accrued expenses	15,455
Net cash used in operating activities	(92,723)
Net change in cash	(92,723)
Cash at beginning of year	233,162
Cash at end of year	$ 140,439
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' audit report are an integral part of this statement.

1. Summary of Significant Accounting Policies

Business Description

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

Revenue Recognition

The Company recognizes revenue when services are performed.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through February 16, 2015, the date which the financial statements were available to be issued.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $72,802 at December 31, 2014, which exceeded required net capital of $5,000 by $67,802. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 92.2%.

3. Pension Plan

The Company maintains a qualified defined benefit pension plan. The Company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are generally based on years of service and/or compensation.

The Company implemented a 401k plan in 2009.

4. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due upon receipt. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to seven customers. At December 31, 2014 the reserve for bad debt is $97,578.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE 1

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total ownership equity from statement of financial condition	$ 99,226
Total nonallowable assets from statement of financial condition	26,425
Net capital before haircuts on securities positions	72,801
Haircuts on securities	-
Net capital	$ 72,801
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 67,637
Total aggregate indebtedness	67,637
Percentage of aggregate indebtedness to net capital	92.9%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	4,511
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Excess net capital	67,802
Excess net capital at 1000%	$ 61,038

SCHEDULE 1 (CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2014

	Focus Report- Part IIA Period ended December 31, 2014	Adjustments	Annual Financial Statements At December 31, 2014
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 96,226	$ -*	$ 96,226
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	26,425	-	26,425
Haircuts on securities	-	-	-
Total deductions	26,425	-	26,425
Net capital	$ 72,801	$ -	$ 72,801

* Note: adjustments reflect writeoff of accounts receivable and investments

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

SCHEDULE III

WALTER GREENBLATT & ASSOCIATES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Walter Greenblatt & Associates, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

To the Members of Walter Greenblatt & Associates LLC
Princeton, NJ

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Walter Greenblatt & Associates LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Walter Greenblatt & Associates LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Walter Greenblatt & Associates LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used by anyone other than these specified parties.

Lehman Newman Flynn Vollaro
February 16, 2015

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Report of Independent Registered Public Accounting Firm

To the Members of Walter Greenblatt & Associates LLC
Princeton, NJ

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 under the K(2)(i) provision, in which Walter Greenblatt & Associates LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Walter Greenblatt & Associates LLC claimed an exemption from 17 C.F.R. § 240. 15C-3: (1) SEC Rule 15c3-3 under the K(2)(i) (the "exemption provisions") and (2) Walter Greenblatt & Associates LLC stated that Walter Greenblatt & Associates LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Walter Greenblatt & Associates LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Walter Greenblatt & Associates LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) SEC Rule 15c3-3 under the K(2)(i).

Lehman Newman Flynn Vollaro
February 16, 2015

On behalf of Walter Greenblatt & Associates, I, Ezra Z. Angrist. as FinOp and CCO, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31. 2014:

- Walter Greenblatt & Associates claims an exemption from SEC Rule I5c3-3 under the K(2Xi) provision.
- Walter Greenblatt & Associates did not hold any customer funds or securities at any time during the year.
- Walter Greenblatt & Associates met the identified exemption provisions throughout the reporting period of January I, 2014. thru December 31, 2014 without exception.

Ezra Z. Angrist
FinOp and CCO
Walter Greenblatt & Associates. LLC